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	January 15, 2008	HONG KONG
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VIENNA

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp.

Amendment No. 6 to Form S-1 Registration Statement

File No. 333-146620

Dear Mr. Riedler:

This letter is submitted on behalf of Sapphire Industrials Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 5 to the Company’s registration statement on Form S-1 filed on January 14, 2008 (File No. 333-146620), as set forth in your letter to Mr. Donald G. Drapkin, dated January 14, 2008.

We have filed via EDGAR Amendment No. 6 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 6 to the registration statement. The changes to the registration statement reflect responses to the staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the staff’s comments refer to Amendment No. 6 to the registration statement.

Exhibit 1.1

1.	The form of Underwriting Agreement filed as Exhibit 1.1 references several exhibits and schedules that do not appear to have been provided. Please re-file a full and complete form of Underwriting Agreement, including any exhibits and schedules which are included in such agreement. Please note that if these exhibits or schedules are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page where the exhibit or schedule is to be located stating the exhibit number of the filed document.

Response: The Company has re-filed the form of Underwriting Agreement as Exhibit 1.1 to Amendment No. 6 to the registration statement. The Company notes that the information to be contained on Schedules I and II to the Underwriting Agreement, if any, will not be determined until following effectiveness of the registration statement and it has been indicated in Exhibit 1.1 as re-filed that such schedules are to be determined. Exhibits A, B and C to the Underwriting Agreement have been included in Exhibit 1.1 as re-filed.

*        *        *

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel at (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann

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